OMV Aktiengesellschaft

OMV Investor News

April 23, 2008

082-03209

OMV to question validity of several MOL AGM's resolutions

08002393

SUPPL

- **MOL's Board refuses to provide transparency on shareholder structure**
- **OMV to question validity of several AGM resolutions**

MOL's Annual General Meeting (AGM) was very disappointing, with MOL's Board continuing to show a complete disregard for proper corporate governance. MOL's Board refused to provide any clarification regarding the numerous concerns that OMV highlighted both ahead of and during the meeting. OMV believes that the Board's refusal to do so provides further evidence that MOL's Board continues to willingly act against the best interests of shareholders.

OMV chose to either vote against or abstain on each of the resolutions proposed due to the fact that not one single motion appeared to be in the best interests of MOL's independent shareholders. OMV is considering to challenge before the courts the validity of several resolutions of the AGM that were approved with the support of the management friendly shareholders and against the interest of MOL's independent shareholders.

Move & More. OMV

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, as well as market capitalization of approximately EUR 14 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV now has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 13 bcm gas per year. OMV's Austrian gas hub Baumgarten annually transports approximately 52 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007 OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 40.40% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – March and Q1 2008 on May 7, 2008

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